UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A-1

Under the Securities Exchange Act of 1934

BEARING MINERAL EXPLORATION, INC.

(Name of Issuer)

common stock

(Title of Class of Securities)

07402D100

(CUSIP Number)

Art Agolli

Suite 300, 714 – 1st Street, SE

Calgary, Alberta

CANADA T2G 2G8

(403) 708-7869

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No……………….. 07402D 100

1.	Name(s) of Reporting Persons: Gerhard Schlombs
I.R.S. Identification Nos. of above persons: N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	☐ (a)
☐ (b)
3.	SEC Use Only

4.	Source of Funds: N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) N/A

6.	Citizenship or Place of Organization: Canadian

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power:	1,300,000

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power	1,300,000

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,300,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.62% (based on 5,746,528 common shares issued and outstanding as of April 23, 2012).

14.	Type of Reporting Person: IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value of $0.001 per share (the “Common Stock”), of Bearing Mineral Exploration, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at Suite 300, 714 – 1st Street SE, Calgary, Alberta, Canada, T2G 2G8.

Item 2.	Identity and Background

(a)	This statement is filed by Gerhard Schlombs (the “Reporting Person”).

(b)	Residence or Business address: 92 Wishing Well Drive, Toronto, ON, Canada, M1T 1J4.

(c)	Present Principal Occupation or Employment: Proprietor of “Dick’s Home Improvements”; a private renovation and design company in Toronto, Ontario Canada.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Citizenship: Canadian

Item 3.	Source and Amount of Funds or Other Consideration

On April 18, 2012, concurrent with his resignation as a director of the Issuer, the Reporting Person surrendered 2,000,000 shares of the Company’s common stock, registered in his name, to the Issuer’s treasury for cancellation. No compensation was granted to the Reporting Person for the cancellation of his shares.

Item 4.	Purpose of Transaction

The Reporting Person surrendered the 2,000,000 shares of common stock concurrent with his resignation as a director of the Issuer. No compensation was paid to the Reporting Person for the cancellation of his shares.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 1,300,000 shares of the Issuer’s common stock and therefore 22.62% of the Issuer’s total issued and outstanding shares.

(b)	The Reporting Person has sole voting power and dispositive power to the 1,300,000 shares he owns directly.

(c)	The Reporting Person has not engaged in any transactions relating to the Company’s securities during the past sixty days that are not reported in Item 1 and 3, above.

(d)	Except as described in this Schedule, no person has the power to direct the receipt of dividends on or the proceeds of sales of the common stock owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2012

/s/ Gerhard Schlombs
Gerhard Schlombs